Exhibit 99.1

COPIC Insurance Expands Relationship with Sapiens to Modernize and Accelerate its Underwriting Processes

Sapiens digital solution on the cloud will accelerate COPIC’s digital transformation and shorten the time for customers to attain professional liability insurance coverage

Raleigh, NC – December 2, 2021 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that COPIC Insurance, a medical professional liability insurance provider that insures over 14,000 physicians and over 190 medical facilities and hospitals in 12 states, selected Sapiens to enhance its underwriting processes by implementing Sapiens DigitalSuite.

Sapiens DigitalSuite is a flexible, cloud-native, component-based digital platform specifically designed for insurance. COPIC Insurance will be utilizing Sapiens AgentConnect, a component of Sapiens DigitalSuite, which allows agents and staff to manage their pipeline, sell policies to their consumers and provide top-level customer service in real time. It integrates with Sapiens CoreSuite for Medical Professional Liability to provide COPIC a unified, omni-channel experience and frictionless services.

The goal of implementing Sapiens digital solution is to enhance the customer experience, while maintaining disciplined underwriting integrity.  Sapiens DigitalSuite will enhance COPIC’s current manual quote/indication/bind processes so they can provide customers an efficient path to apply for medical professional liability insurance coverage with COPIC.

“We are expanding our relationship with Sapiens to modernize our underwriting processes for an improved customer experience. This will greatly reduce the amount of time our underwriters and staff spend manually recording and reporting indications and quotes. With the automation and acceleration of policy creation and committal, we can enable our customers to attain policies as quickly and effortlessly as possible,” said Tom Koenig, COPIC’s VP of IT.

“We are delighted to extend our relationship with COPIC and empower them to harness digital disruption and use new cloud technologies to their benefit. Sapiens digital solutions enables COPIC to reinvent customer journey standards and create a streamlined, effortless, consumer-focused process,” said Jamie Yoder, Sapiens North America President & General Manager. “It’s very gratifying to accompany COPIC on this journey and help them increase their competitive edge in today’s evolving market.”

Sapiens CoreSuite for Medical Professional Liability is the only solution on the market today developed specifically for the complexity of the medical professional liability market’s processing needs. Sapiens end-to-end, core insurance solution supports individuals, groups, hospitals and institutional businesses through the entire policy lifecycle, from policy quoting to claim resolution. Sapiens DigitalSuite is a flexible, component-based platform that allows insurers to simply achieve their goals and tailor their digital solutions to their needs, no matter where they are in their digital transformation process.

www.sapiens.com

About COPIC Insurance

Founded in 1981, COPIC’s mission is to improve medicine in the communities they serve. COPIC is committed to improving medical outcomes and invests in education, risk management programs, patient safety initiatives, and other resources. Today, COPIC is recognized as a trusted partner for physicians, medical professionals, group practices, health care facilities, and hospitals. Headquartered in Denver, Colorado, COPIC offers coverage nationwide and serves 14,000+ physicians, 190+ medical facilities and hospitals. For more information visit https://www.callcopic.com/

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com Investor’s Contact Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

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